06008863

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
JUL 31 2006
WASH. D.C. 190

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53480

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **06/01/05** (MM/DD/YY) AND ENDING **05/31/06** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Virchow Krause Capital, LLC and Subsidiary

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Ten Terrace Court
(No. and Street)

PROCESSED
SEP 20 2006
THOMSON
FINANCIAL

Madison	**WI**	**53718-7398**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kim Tredinnick **608-240-2318**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Kim Tredinnick, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Virchow Krause Capital, LLC and Subsidiary, as of May 31, 2006, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

24th day of July 2006

Nancy J. Simenson

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Kim L. Tredinnick
Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

VIRCHOW KRAUSE CAPITAL, LLC AND SUBSIDIARY

TABLE OF CONTENTS

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Member and Board of Directors
Virchow Krause Capital, LLC and Subsidiary
Madison, WI

We have audited the accompanying consolidated statements of financial condition of Virchow Krause Capital, LLC and Subsidiary (a wholly-owned subsidiary of Virchow, Krause & Company, LLP) as of May 31, 2006 and 2005 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated statements of financial condition referred to above present fairly, in all material respects, the financial position of Virchow Krause Capital, LLC and Subsidiary as of May 31, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
June 23, 2006

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

VIRCHOW KRAUSE CAPITAL, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
May 31, 2006 and 2005

ASSETS

	2006	2005
CURRENT ASSETS		
Cash and cash equivalents	$ 1,842,899	$ 199,874
Accounts receivable	489,089	528,931
Prepaid expenses	334	70,891
Total Current Assets	2,332,322	799,696
OTHER ASSETS		
Investments in qualified community development entities	2,400	-
Total Other Assets	2,400	-
TOTAL ASSETS	$ 2,334,722	$ 799,696

LIABILITIES AND MEMBER'S EQUITY

	2006	2005
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 101,331	$ -
Accounts payable to related party	114,299	169,357
Retainers received from clients	30,000	88,750
Deferred revenue	34,000	25,740
TOTAL LIABILITIES (all current)	279,630	283,847
MEMBER'S EQUITY	2,055,092	515,849
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,334,722	$ 799,696

See notes to consolidated financial statements.

NOTE 1 - Organization and Nature of Business

The financial statements reflect the operations of Virchow Krause Capital, LLC (the "Parent") and its 99.99% owned subsidiary, The Valued Advisor Fund, LLC (collectively, the "Company"). All intercompany accounts and transactions have been eliminated during the course of the preparation of the consolidated financial statements.

The Parent is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the NASD as an "introducing broker," electing not to carry customer monies or securities. The Parent's primary sources of revenue are commissions from private investment banking activities, including private placement equity offerings, mergers and acquisitions, allocations and placements of New Market Tax Credits ("NMTC"), financial restructuring and advisory services and sales of annuity products. Private Placement Offerings are sold on a subscription way basis.

The Parent is a Wisconsin limited liability company that is a wholly-owned subsidiary of Virchow, Krause & Company, LLP ("VK"). The Parent was formed on August 21, 2001 and operates with a May 31 fiscal year- end.

On September 3, 2004, Valued Advisor Fund, LLC ("VAF") was formed as a 99.99% owned subsidiary of the Company. VAF is an Illinois limited liability company. VAF is a qualified Community Development Entity ("CDE") that holds New Market Tax Credits allocation authority to assist it in raising capital for investment in Qualified Active Low-Income Community Businesses ("QALICB's") pursuant to Section 45D of the Internal Revenue Code. VAF was granted an allocation of $50 million of NMTC authority from the U.S. Treasury's Community Development Financial Institutions Fund ("CDFI Fund") under an Allocation Agreement dated May 11, 2005. In general, under Section 45D of the Internal Revenue Code, a qualified investor in a CDE can receive the NMTC to be used to reduce Federal taxes otherwise due each year of a seven-year period.

Under the VAF's Allocation Agreement with the CDFI fund, ten CDEs (VAF Sub-CDE I - X, LLCs) have become approved "Subsidiary Allocatees" of VAF. VAF is the managing member of each of these CDEs. An Allocation Agreement places restrictions on the CDE's operations. VAF has been approved to serve low-income communities nation-wide. As of May 31, 2006, Subsidiary Allocatees have been allocated a portion of VAF's NMTC allocation as follows:

VAF Sub-CDE I	$ 7,000,000
VAF Sub-CDE II	8,000,000
VAF Sub-CDE III	10,000,000
VAF Sub-CDE IV	9,000,000
VAF Sub-CDE V	2,500,000
VAF Sub-CDE VI	6,000,000
Total Allocations	$ 42,500,000

NOTE 2 - Significant Accounting Policies

Revenue Recognition

The Company recognizes revenue from private placements that are on a commission basis and fees for the placement of New Market Tax Credits at the time of settlement of the related offering or at the time that all related services required by the Company to complete the offering have been provided. Revenue from engagements completed on a time and material basis, such as from providing merger and acquisition and financial restructuring advisory services, are recognized at the time service is rendered. Commissions from annuity sales are recognized at the time of sale of the annuity product.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less, that are not held for sale in the ordinary course of business.

The Company maintains its cash balances primarily in area banks. Cash balances are insured up to $100,000 per bank by the FDIC. Uninsured balances were approximately $1,600,000 at May 31, 2006. Management believes that the Company is not exposed to any significant credit risk on cash.

Accounts Receivable

As of May 31, 2006 and 2005, all receivables are considered to be collectible and no allowance for doubtful accounts is deemed necessary. At year-end, management reviews the balance of accounts receivable currently outstanding and determines an estimate of amounts that are potentially uncollectible. No interest is accrued on delinquent accounts. The Company has a history of minimal uncollectible amounts. At year-end, the Company had no accounts receivable that were in excess of 90 days outstanding. As of May 31, 2006, accounts receivable includes $36,427 of amounts earned for time and materials work that was unbilled. No unbilled amounts existed as of May 31, 2005.

Income Taxes

The Company elected to be taxed as a partnership effective August 21, 2001. The net income or loss of the Company is allocated to VK (the sole member) and is included on its partnership tax return. Therefore no provision for income taxes is included in the accompanying financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - Related-Party Transactions

The Company is wholly owned by VK, who charges the Company a monthly administrative fee for administrative duties performed by VK on the Company's behalf.

The Company also reimburses VK monthly for salaries and wages it pays on the Company's behalf.

In addition, the Company pays commission fees to an entity related through common ownership.

At May 31, 2006 and 2005, respectively, the Company had accounts payable of $114,299 and $169,357 due to VK for the above reimbursements and fees.

NOTE 4 - Net Capital Requirements

The Parent is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Parent's minimum net capital requirement is the greater of $5,000 or 6 2/3% of aggregate indebtedness (or, that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1). Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At May 31, 2006, the Parent had net capital of $1,563,269, which was correspondingly $1,544,627 excess of its required net capital of $18,642. At May 31, 2006, the Parent's net capital ratio was 0.18 to 1.00.

At various times in June 2005, the Parent was out of compliance with the net capital requirements because of the amount of receivables held by the Company that were nonallowable under the SEC's minimum capital rule. On June 14, 2005, an additional $100,000 of capital was contributed and on June 30, 2005, an additional $50,000 of capital was contributed by VK. The Parent was in compliance with the SEC's net capital requirements as of June 30, 2005 and for the remainder of the year ended May 31, 2006.

NOTE 5 - Investments in Qualified Community Development Entities

As noted above, VAF has established ten qualified CDEs to loan funds to QALICBs pursuant to Section 45 D of the Internal Revenue Code. In addition, Virchow Krause, LLC has formed nine Investment Funds (VAF Investment Funds II - X, LLC) to raise funds for investment in the qualified Community Development Entities. As of May 31, 2006, Virchow Krause Capital, LLC and Valued Advisor Fund, LLC, have made the following investments in the investment and related sub-CDE funds.

Virchow Krause Capital, LLC Investments	
VAF Investment Fund IV	$ 100
VAF Investment Fund V	100
VAF Investment Fund VI	100
Valued Advisory Fund, LLC	
VAF Sub-CDE Fund I	700
VAF Sub-CDE Fund II	100
VAF Sub-CDE Fund III	1,000
VAF Sub-CDE Fund IV	100
VAF Sub-CDE Fund V	100
VAF Sub-CDE Fund VI	100
Total Investments	$ 2,400

Each VAF Investment Fund is formed by Virchow Krause Capital, LLC and one external investor. Virchow Krause Capital LLC the sole general manager of each investment fund until a final project loan is completed at which time Investment Manager I, another wholly owned subsidiary of Virchow, Krause & Company, LLP, is appointed the general manager of the related project investment fund.

Each investment Fund in turn invests in the equity of the related VAF Sub-CDE Funds.

As of May 31, 2006, the condensed balance sheets of the related investment funds that were still under control of Virchow Krause Capital, LLC were as follows:

	(Unaudited)
Cash	$ 300
Investments in Sub-CDEs	25,500,000
Total Assets	$ 25,500,300
Equity of Virchow Krause Capital, LLC	$ 300
Equity of US Bank	25,500,000
Total Liabilities and Equity	$ 25,500,300

Each Sub-CDE fund in turn takes the money invested in it and makes loans to qualified projects and pays for loan costs associated with making the related loan to the project.

NOTE 5 - Investments in Qualified Community Development Entities (cont.)

As of May 31, 2006, the condensed balance sheets of the Sub-CDE funds under the control of Valued Advisor Fund, LLC were as follows:

	(Unaudited)
Cash	$ 32,111,647
Loans to qualified entities	9,800,000
Loan fees	647,432
Other assets	800
Total Assets	$ 42,559,879
Liabilities	12,536
Equity of Valued Advisor Fund	2,100
Equity of VAF Investment Funds	42,545,243
Total Liabilities and Equity	$ 42,559,879

The equity of VAF Investment Funds includes $10,045,238 of equity where Investment Manager I is the managing member and $7,000,000 where the investment fund is owned and controlled by an entity other than a Virchow, Krause & Company, LLP entity as of May 31, 2006.

In each instance, the Company has determined that a party other than the Company is the primary beneficiary under Financial Interpretation 46 of the FASB and the Company is not required to consolidate the above entities. As a result, the above financial information is not included in the financial statements of the Company.

NOTE 6 - Concentration of Revenue

Two customers accounted for approximately 23 and 16 percent, respectively, of total revenue for the year ended May 31, 2006. Two different customers accounted for approximately 19 and 15 percent, respectively, of total revenue for the year ended May 31, 2005.

NOTE 7 - Commitments and Contingencies

The security of VAF's New Market Tax Credits is contingent on VAF maintaining compliance with the applicable sections of 45D of the Internal Revenue Code and its Allocation Agreement with the CDFI Fund. Failure to maintain compliance or to correct noncompliance within a specified time period could result in the CDFI Fund exercising its right to take certain actions against the CDE as provided for in the subject Allocation Agreement.

In connection with funding of the subsidiary allocatees, the Company made guarantees to outside investors that the Company would maintain its CDE status.